September 6, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Corebridge Financial, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 16, 2022
File No. 333-263898

Dear Mr. Stickel:

This letter sets forth the responses of Corebridge Financial, Inc. (the “Registrant”), to comments contained in your letter dated August 30, 2022, relating to Amendment No. 4 to the Registration Statement on Form S-1, filed by the Registrant on August 16, 2022 (“Amendment No. 4”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 5.

Form S-1/A filed August 16, 2022

Cover Page

1.
We note your disclosure that you will be a “controlled company.” Please identify AIG as the controlling shareholder, and state its percentage of ownership after the consummation of the Reorganization and the offering. Please also list Blackstone if appropriate.

The Registrant has included additional information on the cover page of Amendment No. 5 identifying AIG as its controlling shareholder and the percentage of AIG’s and Blackstone’s respective ownership of the Registrant following consummation of the Reorganization and the offering.

Risks Relating to Market Conditions, page 23

2.
We note your disclosure on page 14 that your risks include the rise of inflation and on page 25 that there are risks of increased costs related to your direct and third-party support services, labor and financing as a result of inflationary pressures. We also note your disclosure on page 53 that the results shown have not been updated to reflect the high inflation during 2022. Please update these risk factors or include a new risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Although recent inflationary pressures have not materially impacted the Company’s operations, the Company has revised the disclosure on page 25 to identify other possible effects of inflationary pressures.  We will carefully consider the impact of these risks for future filings and include discussion of such risks and their impacts on our business, operations and financial results, where material.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware..., page 62

3.
Please revise the heading of this risk factor to clarify that the forum provision is included in your bylaws and not the amended and restated certificate of incorporation. In addition, we note that Section 6.10(b) does not include the same information regarding the Exchange Act that is included in the prospectus. Further, please revise both your bylaws and your disclosure in the prospectus to clearly state that Section 6.10(a) does not apply to Exchange Act claims.

The Registrant has revised the heading of the specified risk factor to clarify that the forum provisions are included in its second amended and restated by-laws (the “Bylaws”), rather than the Registrant’s amended and restated certificate of incorporation. In addition, the Registrant has also revised the text of the risk factor and the disclosure under “Description of Capital Stock—Exclusive Forum” to conform with its Bylaws. The Registrant notes that there is currently disagreement among federal courts of appeal on the applicability of provisions similar to Section 6.10(a) of its Bylaws to claims brought under the Exchange Act, as evidenced in Seafarers Pension Plan v. Bradway, 23 F.4th 714 (7th Cir. 2022) and Lee v. Fisher, --- F.4th ----, 2022 WL 1511322 (9th Cir. May 13, 2022), and in response to the Staff’s comment, the revised disclosure reflects the state of the law.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Elias Habayeb, Executive Vice President and Chief Financial Officer
Christine Nixon, General Counsel
Corebridge Financial, Inc.